EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2007

(In thousands)

Earnings
Net Income	$48,825
Equity earnings	(6,286)
Income distribution from equity investees	4,441
Federal and state income taxes	27,855
Amortization of capitalized interest	102
Interest capitalized	(3,949)
Fixed charges	18,827
Total Earnings as Defined	$89,815

Fixed Charges
Interest expense on long-term debt and other	$12,513
Interest on rentals*	1,004
AFUDC borrowed funds	818
Capitalized interest	3,949
Amortization of debt issuance costs	543
Total Fixed Charges	$18,827

Ratio of Earnings to Fixed Charges	4.77x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.